Filed by Aja HoldCo, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Form S-4 File No. (333 - )
Subject Company: ARYA Sciences Acquisition Corp IV
(Commission File No. 001-40122)
Date: March 25, 2024

Adagio Medical Announces CE Mark Approval of VT Cryoablation System, Plans for Immediate Commercialization in Select European Centers

LAGUNA HILLS, Calif., March 25, 2024 /PRNewswire/ -- Adagio Medical, Inc., a leading innovator in catheter ablation technologies for ventricular tachycardia ("VT") and atrial fibrillation ("AF"), today announced CE Mark approval of its ultra-low temperature cryoablation ("ULTC") system for the treatment of monomorphic ventricular tachycardia. The system consists of the upgraded cryoablation console, also capable of supporting atrial ablation procedures using commercially available iCLAS™ catheters, and the vCLAS™ ventricular cryoablation catheter ("vCLAS"). The system will be featured at the upcoming conference of the European Heart Rhythm Association ("EHRA") in Berlin on April 7-9, 2024 and will become immediately available for clinical use in select European centers.

Unlike conventional radiofrequency ("RF") catheters commonly used for both ventricular and atrial procedures, the 9Fr, bi-directional deflectable vCLAS catheter was designed specifically to address the challenges of VT ablations. It features a 15-millimeter long ULTC ablation element, capable of creating lesions with titratable width and depth exceeding 10 millimeters, making it time- and effort-efficient across the range of purely endocardial ablation strategies in patients with both ischemic and non-ischemic cardiomyopathies,1 including those with otherwise challenging mid-myocardial scarring.2 The use of cryogenic energy and associated cryoadhesion ensures catheter stability during ablation while the absence of catheter irrigation simplifies the hemodynamic management of patients who often present with symptoms of clinical heart failure.

"We are encouraged by the commercial availability of the dedicated VT ablation system in our European centers, as it shows promise for patients with ventricular arrhythmias," said Professor Dr. KR Julian Chun of Cardiovascular Center Bethanien ("CCB") in Frankfurt, Germany. "The current VT ablation practice has evolved around generic catheter tools available to the clinicians, with all associated trade-offs, limiting, to an extent, how broadly we offer ablations to a rather sick patient population with structural heart disease," added Professor Dr. Boris Schmidt, an Electrophysiologist at CCB. "We now have the opportunity to thoroughly evaluate Adagio's ULTC technology in both routine clinical practice and post-market studies to see the impact it will have on our patient selection, procedural approaches and outcomes."

CE Mark approval for the vCLAS catheter has been granted based on the results of the Cryocure-VT trial, which enrolled patients with monomorphic VT of both ischemic and non-ischemic origin at nine European and Canadian centers. The early acute results of the trial were published in the Journal of American College of Cardiology: Clinical Electrophysiology in 20231, and the full results inclusive of six months follow-up will be presented on April 8, 2024 at EHRA's Late-Breaking Clinical Science session by Dr. Atul Verma, MD, the Director of the Division of Cardiology at McGill University Health Centre.

"We believe that the unique features and performance of ULTC will advance the field of VT ablations with outcomes warranting expansion of patient eligibility and earlier intervention," said Olav Bergheim, President and CEO of Adagio Medical, Inc. "Adagio is highly committed to the VT space, with the Cryocure-VT trial and CE Mark approval of vCLAS catheter being the first steps of the journey. Additional US studies are either ongoing or in planning. We are grateful to the Cryocure-VT investigators and are looking forward to engaging the European Electrophysiology community to maximize the potential of ULTC technology and patient benefit in VT ablations".

1De Potter T, Balt J, Boersma L, Sacher F, et al. First-In-Human Experience with Ultra-Low Temperature Cryoablation for Monomorphic Ventricular Tachycardia. J Am Coll Cardiol EP 2023;9:686-61

2 Dilk P, Darma A, Hindricks G, Dinov B. Ultra-low-temperature cryoablation for ventricular tachycardia in nonischemic cardiomyopathy – a case report. Heart Rhythm Case Reports 2023;9:469-472

About Adagio Medical, Inc.

Adagio Medical, Inc. is a privately held company located in Laguna Hills, California developing innovative cryoablation technologies that create contiguous, transmural lesions to treat cardiac arrhythmias, including paroxysmal and persistent atrial fibrillation, atrial flutter, and ventricular tachycardia.

Forward-Looking Statements

Certain statements in this press release (this "Press Release") may be considered "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or future financial or operating performance of ARYA, Adagio Medical, Inc. ("Adagio Medical") or Aja Holdco, Inc. (the "Combined Company"). For example, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the commercialization of new products, the timing and scope thereof, the fully diluted equity value following the proposed business combination (the "transaction"), the anticipated enterprise value of the Combined Company, expected ownership in the Combined Company, projections of market opportunity and market share, the capability of Adagio Medical's or the Combined Company's business plans including its plans to expand, the sources and uses of cash from the proposed transaction, any benefits of Adagio Medical's partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction, Adagio Medical's expected pro forma cash, Adagio Medical's or the Combined Company's expected cash runway through 2025 or statements related to Adagio Medical's or the Combined Company's funding gap, funded business plan or use of proceeds, or other metrics or statements derived therefrom, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "future," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "propose," "seek," "should," "strive," "will," or "would" or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which may be beyond the control of ARYA, Adagio Medical or the Combined Company and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ARYA and its management, Adagio Medical and its management and the Combined Company and its management, as the case may be, are inherently uncertain. Each of ARYA, Adagio Medical and the Combined Company caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. There will be risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement on Form S-4 relating to the proposed transaction, which is expected to be filed publicly by the Combined Company with the U.S. Securities and Exchange Commission (the "SEC"), and described in other documents filed by ARYA or the Combined Company from time to time with the SEC. Neither ARYA nor Adagio Medical can assure you that the forward-looking statements in this communication will prove to be accurate. See ARYA's Form 8-K filed with the SEC on February 14, 2024 for additional information on factors that could cause actual results to differ from current expectations as well as the other documents filed, or to be filed, with the SEC by ARYA or the Combined Company for additional information. There may be additional risks that ARYA, Adagio Medical or the Combined Company do not presently know, do not control or that ARYA, Adagio Medical or the Combined Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Press Release should be regarded as a representation or warranty by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved, in any specified time frame, or at all. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made in this Press Release. Subsequent events and developments may cause those views to change. Neither ARYA, Adagio Medical nor the Combined Company undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities of ARYA, Adagio Medical or the Combined Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, the Combined Company intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") containing a preliminary proxy statement of ARYA and a preliminary prospectus of the Combined Company, and after the Registration Statement is declared effective, ARYA expects to mail a definitive proxy statement/prospectus related to the proposed transaction to its shareholders. The proxy statement/prospectus will contain important information about the proposed transaction and the other matters to be voted upon at ARYA's shareholder meeting to be held to approve the proposed transaction. ARYA and the Combined Company may also file other documents with the SEC regarding the proposed transaction. This Press Release does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or other investment decisions, shareholders of ARYA and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and any amendments thereto, the definitive proxy statement/prospectus and other documents filed in connection with the proposed transaction, as these materials will contain important information about ARYA, Adagio Medical and the proposed transaction. After the Registration Statement becomes effective, the definitive proxy statement/prospectus and other relevant materials for the proposed transaction will be mailed to shareholders of ARYA as of a record date to be established for voting on the proposed transaction. Shareholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York, Attention: Secretary.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

ARYA and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ARYA's shareholders with respect to the proposed transaction. A list of the names of ARYA's directors and executive officers and a description of their interests in ARYA is contained in ARYA's Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York, Attention: Secretary. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed transaction when available. Investors, security holders and other interested persons of ARYA, Adagio Medical and the Combined Company are urged to carefully read in their entirety the proxy statement/prospectus and other relevant documents that will be filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Also see above under the heading "Important Additional Information Regarding the Transaction Will Be Filed With the SEC."

Adagio Medical and the Combined Company, and their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of ARYA in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction when available.

Please note that Adagio Medical's website and social media accounts, including but not limited on X(formerly known as Twitter) or LinkedIn, as well as any other information contained on, or that can be accessed through, its website or social media channels described below, are not deemed to be incorporated by reference in, and are not considered part of, this Press Release.

Follow Adagio Medical, Inc. on:

•	X: @AdagioMedical
•	LinkedIn: www.linkedin.com/company/adagio-medical-inc-/

SOURCE: Adagio Medical, Inc.

Related Links

https://adagiomedical.com